UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at November 15, 2005

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 15, 2005

* Print the name and title of the signing officer under his signature
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Anooraq Resources Corporation
1020-800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

ANOORAQ - PELAWAN GA-PHASHA PROJECT AGREEMENT UPDATE

November 15, 2005 - Vancouver, BC - Ronald W. Thiessen, President and CEO, and Tumelo Motsisi, Deputy Chief Executive Officer, of Anooraq Resources Corporation ("Anooraq") (TSXV:ARQ; AMEX-ANO) announce an update on the progress of the reverse takeover transaction ("RTO") with Pelawan Investments (Proprietary) Limited ("Pelawan") completed on September 30, 2004, as more fully described in Anooraq's press release dated October 4, 2004.

The Share Exchange Agreement dated January 21, 2004 related to the RTO (the "Share Exchange Agreement") provides that if any financings for the Ga-Phasha and Drenthe-Overysel projects (the "Projects") take place priorto a particular date (the "Finalization Date") and the shareholder dilution associated with such financings cause Pelawan's shareholding in Anooraq (currently approximately 56%) to fall below a 52% minimum shareholding, Anooraq will issue additional common shares to Pelawan in order to maintain that minimum. The 52% minimum shareholding allows for compliance with Black Economic Empowerment ("BEE") equity requirements under the new South African Mineral Legislation, and was also a requirement of the South African Reserve Bank to approve the RTO - thereby constituting Anooraq as the first BEE company with a primary listing in North American capital markets. Originally, the Finalization Date was September 30, 2005, but by agreement between Anooraq and Pelawan the date has now been extended, as described in further detail below.

The Share Exchange Agreement further provides that, to the extent that no such dilutive financings have actually taken place by the Finalization Date, certain dilutive financings are deemed to have occurred by that date. The purpose is to make allowance for the dilutive effect on Pelawan's shareholding of the anticipated financings for mine development of the Projects and, in this way, safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares are required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the Share Exchange Agreement provides that the quantum of such deemed financings will equal:

(a)      30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or
(b)      to the extent that such bankable feasibility studies have not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Drenthe-Overysel Project, less cash on hand.

Following the Finalization Date, Anooraq has the right but no obligation to issue additional common shares to Pelawan in order to maintain Pelawan's minimum shareholding.

Neither additional financings nor bankable feasibility studies for the Projects had been completed by Anooraq as at September 30, 2005 and, in the absence of agreement between the parties, a dilutive financing totaling $98.4 million would have been deemed to have taken place as at such date. Based on the current trading range of Anooraq's common shares, such deemed financing would have resulted in deemed dilution of Pelawan's current shareholding of approximately 56% to a level well below 52% and, accordingly, would have required the issue of a significant number of additional common shares to Pelawan in order to restore its 52% shareholding level (taking such deemed financings into account). Anooraq and Pelawan have agreed that it is in the best interests of Anooraq to extend the Finalization Date to the earlier of:

(a)   the first date at which both the Drenthe-Overysel financing and the Ga-Phasha financings shall, in fact, have occurred;
(b)  any date which is within a 60-day period following an announcement by Anooraq of a further material transaction, being a transaction having a transaction value that exceeds 30% of Anooraq's market capitalisation at the time of such announcement; and
(c)    December 31, 2006.

Accordingly, the additional common shares which would, under the original terms of the Share Exchange Agreement, have become issuable to Pelawan by Anooraq as of September 30, 2005 are not required to be issued and the determination of whether any additional common shares will be required to be issued to Pelawan in light of any actual or deemed dilutive financings will be made in due course on the Finalization Date, as amended. The method for determining whether such additional common shares will be issuable upon the Finalization Date remains as described above. Therefore, upon the Finalization Date, the dilutive financings for the purposes of calculating whether any additional common shares are issuable to Pelawan will be the actual dilutive financings undertaken in relation to the Projects to date and, to the extent that no such financings have been undertaken, will be the deemed dilutive financings as described above.

Anooraq is actively engaged in the advancement of platinum group metals (PGM) projects in the Bushveld Complex, the world's premier PGM environment. In addition to attractive land positions on the Northern and Western Limbs of the Bushveld, the Company holds a 50% interest in two advanced stage PGM projects: the Ga-Phasha project on the Eastern Limb and the Drenthe-Overysel project on the Northern Limb.

For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or 1-800-667-2114 (in North America).
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The TSX Venture Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.